SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*

                          INTERSOLV, INC.
                        (Name of Issuer)

             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                          46070J-10-6
                         (CUSIP Number)


            Brian P. Friedman, Furman Selz SBIC, L.P.
            230 Park Avenue, New York, New York 10169
                         (212) 309-8200
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 23, 1995
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 7 Pages

                               SCHEDULE 13D

CUSIP No. 46070J-10-6                    Page   2   of   7   Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Furman Selz SBIC, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)

                                                              (b)
3    SEC USE ONLY
4    SOURCE OF FUNDS*

     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF         7    SOLE VOTING POWER           1,062,379
   SHARES
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
    EACH            9    SOLE DISPOSITIVE POWER      1,062,379
  REPORTING
 PERSON WITH       10    SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,062,379

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2%

14    TYPE OF REPORTING PERSON*
      PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.   Security and Issuer

     Common Stock, par value $.01 per share ("Common Stock")
     Intersolv, Inc. (the "Company")
     9240 Key West Boulevard
     Rockville, Maryland 20850

Item 2.   Identity and Background

     FURMAN SELZ SBIC, L.P., a Delaware limited partnership

     Address:  230 Park Avenue
               New York, New York 10169

     Principal business: private equity investment fund
     Address of principal business:  same as above

     (d)  No such convictions

     (e)  No such judgments

     FURMAN SELZ SBIC INVESTMENTS, INC., a Delaware corporation

     Address:  230 Park Avenue
               New York, New York 10169

     Principal business: general partner of Furman Selz SBIC,
                         L.P.

     Address of principal business:  same as above

     (d)  No such convictions

     (e)  No such judgments

     FURMAN SELZ INVESTMENTS, INC., a Delaware corporation
     (owns 100% of Furman Selz SBIC Investments, Inc.)

     Address:  230 Park Avenue
               New York, New York 10169

     Principal business: general partner of investment funds

     Address of principal business:  same as above

     (d)  No such convictions

     (e)  No such judgments

     FURMAN SELZ HOLDING CORP., a Delaware corporation
     (owns 100% of Furman Selz Investments, Inc.)

     Address:  1105 North Market Street, P.O. Box 8985
               Wilmington, Delaware 19899

     Principal business: diversified financial services holding company

     Address of principal business:  same as above

     (d)  No such convictions

     (e)  No such judgments

     The directors and executive officers of Furman Selz Holding
Corp. are the following:

Directors:     Steven D. Blecher
               Roy L. Furman
               Edmund A. Hajim
               Bernard T. Selz
               Stuart B. Ross

Officers:      Edmund A. Hajim     Chairman, CEO
               Roy L. Furman       President
               Bernard T. Selz     Vice President
               Steven D. Blecher   Vice President/
                                   Treasurer/Secretary
               Elizabeth Q.
                 Solazzo           Assistant Secretary
               Thalia M. Cody      Assistant Secretary
               Robert J. Miller    Assistant Treasurer


     As a result of the Merger (as defined below) and independently of Furman Selz SBIC, L.P. or any of the other entities named above, Edmund A. Hajim and Terence Quinn, Chairman of the Board and Managing Director, respectively, of Furman Selz Incorporated, a wholly-owned subsidiary of Furman Selz Holding Corp., each own less than 5% of the Company's Common Stock.

Item 3.   Source and Amount of Funds or Other Considerations

     Furman Selz SBIC, L.P. ("Furman Selz") was a holder of securities of TechGnosis International Inc., a Delaware corporation ("TechGnosis"), which securities were, or were convertible into, the common stock of TechGnosis. On October 23, 1995, a wholly-owned subsidiary of the Company was merged with and into TechGnosis, whereupon TechGnosis became a wholly-owned subsidiary of the Company (the "Merger"). Pursuant to the terms of the Merger, Furman Selz has received 86,520 shares of the securities of the Company reported herein in exchange for the cancellation of common stock of TechGnosis held by Furman Selz prior to the Merger at the rate of 2.06 shares of the Company's Common Stock for each share of TechGnosis common stock, and Furman Selz became entitled to receive 975,859 shares of such securities (based on the same ratio), in the event of the conversion of securities convertible into TechGnosis common stock held prior to the Merger.

Item 4.   Purpose of Transaction

     Furman Selz has acquired the securities reported herein for investment purposes.

Item 5.   Interest in Securities of the Issuer

     (a) As a result of the Merger, Furman Selz owns (i) 86,520 shares of Common Stock and (ii) $3,695,004 principal amount of the Convertible Subordinated Notes due September 16, 1999 (the "Notes"), which Notes are convertible into 975,859 shares of the Company's Common Stock. Therefore, pursuant to Rule 13d-3, Furman Selz is deemed to be the beneficial owner of 1,062,379 shares of the Company's Common Stock, which, based upon information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1995 and upon certain Merger-related adjustments to the amount of the Company's Common Stock, approximates 5.2% of such Common Stock. TechGnosis and, as a result of the Merger, the Company are joint obligors under the Notes.

     (b) Furman Selz claims sole power to vote or direct the vote and sole power to dispose or direct the disposal of the Common Stock described above.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     Furman Selz acquired the Notes pursuant to an agreement dated October 23, 1995 by an among TechGnosis, the Company and certain Purchasers named therein (the "Note Purchase Agreement"). Pursuant to the terms of the Note Purchase Agreement, the Notes, as a result of the Merger, have become convertible, at the election of the holder thereof, into shares of the Company's Common Stock at an initial conversion price of $3.7864.

     In addition, Furman Selz has entered into a registration rights agreement dated as of October 23, 1995, by and among Furman Selz, the Company and certain other parties named therein (the "Registration Rights Agreement"), whereby the Company has agreed to register under the Act the Company's Common Stock received, or receivable upon conversion of the Notes, as a result of the Merger, by the former security holders of TechGnosis. Under the Registration Rights Agreement, the Company is required to prepare and file a registration statement with the Commission and use its reasonable best efforts to cause such registration statement to become effective on or before March 19, 1995. The Company has also agreed to keep such registration statement effective until the earlier of (i) the sale of all the shares subject to the registration statement or (ii) October 23, 1998.

Item 7.   Material to Be Filed as Exhibits

     1.   Note Purchase Agreement.

                            SIGNATURE

     After reasonable inquiry and to the best of each person's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1995      FURMAN SELZ SBIC, L.P.


                              By:  FURMAN SELZ SBIC
                                   INVESTMENTS, INC.
                                   (its General Partner)


                              By:  /s/ Brian P. Friedman
                                   Name:  Brian P. Friedman
                                   Title:  President

                          EXHIBIT INDEX


Exhibit No.              Description              Page No.

     1              Note Purchase Agreement           9